FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on January 2, 2008, announcing its new ticker symbol, “TOPS”.

EXHIBIT 1

NEWS RELEASE for January 02, 2008
Contact:           Michael Mason (investors)                                Stamatis Tsantanis, CFO
Allen & Caron Inc.                                           TOP Ships Inc.
212 691 8087                                                  011 30 210 812 8199
michaelm@allencaron.com                                snt@toptankers.com

TOP SHIPS ANNOUNCES NEW TRADING SYMBOL

ATHENS (January 2, 2008) …Top Tankers (NasdaqGS:TOPT) announced today that effective as of the open of market trading tomorrow, January 3, 2008, the Company’s shares will begin trading under the new trading symbol “TOPS.”  This concludes actions to be taken by the Company in connection with the change of its name to “TOP SHIPS Inc.” as announced on December 17, 2007.

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. Upon delivery of one tanker to its new owners, the Company will operate a fleet of 19 tankers, consisting of 11 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 2.0 million dwt, of which 78% are sister ships, and two drybulk vessels. It expects delivery of four more drybulk vessels between January and March 2008.  Thirteen of the Company’s 19 tankers will be on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements. Three of the Company’s drybulk vessels will have period charter contracts for an average period of 18 months.

Forward-Looking Statement
Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated:  January 2, 2008                                                        By: /s/ Evangelos J. Pistiolis
                                                       Evangelos J. Pistiolis
                                                    Chief Executive Officer

SK 23116 0001 842697